Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This slide presentation for use at investor conferences beginning on Tuesday, March 23, 2004 is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The J. M. Smucker Company March 23, 2004

This presentation contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and ability to close the transaction by the end of June 2004. Other risks and uncertainties that may materially affect the Company are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K and 8-K. Forward Looking Information

Agenda Background Vision and Strategy Multifoods Acquisition State of the Business Financial Overview Key Initiatives & Current Issues

The J. M. Smucker Company Founded in 1897 Headquartered in Orrville, Ohio Initial public offering in 1959 (NYSE: SJM) Family run for four generations Commitment to integrity, trust and quality Background

Background Business Characteristics Five Basic Beliefs: quality, ethics, people, growth, and independence Quality branded products that are a good value to the consumer--strong brand equities Positive relationships with customers Leading share of market in six categories Long history of being able to expand market share in mature categories

Strategy We will own and market #1 food brands, with key emphasis on North America We will achieve balanced future growth through: Increased market share of our core brands New products that provide convenience, are "good and good for you," and make the consumer smile Acquisitions of other leading food brands

1st Qtr Market Share 0.03 New Products 0.01 Acquisitions 0.04 Market Share 3% New Products 1% Acquisitions 4% Total 8% Growth Strategy Sales Growth

Growth Strategy Acquisition Opportunities Seek leading brand positions - retail & table- top foodservice North American geographic emphasis Leverage sales, marketing and distribution infrastructure Enabling acquisitions

New Brands Added to The Smucker Family

Multifoods Acquisition Transaction Overview Supports our vision: North American focus Icon brands Center of the store Expected to be modestly accretive in the first year, ex-merger costs Supports sales & earnings growth objectives Provides platform for future growth Benefits all constituents: shareholders, customers, consumers & employees

Multifoods Acquisition Smucker Current Smucker "New" Smucker FY2002 Categories Categories Market Opportunity ($ in Billions) Note: "New" categories represent a $6.5 billion opportunity.

Multifoods Acquisition Transaction Details Purchase price of approximately $840mm $25 per share for Multifoods stock 80% SJM stock 20% cash Assumption of approximately $340mm in Multifoods debt, of which approximately $140mm will be paid at the closing of the acquisition Number of SJM shares to be issued will be based on SJM average share price 20 trading days prior to the day proceeding the closing Estimated synergies of $40-60mm, including synergies the purchase price represents an EBITDA multiple of 6-7 times

Multifoods Acquisition Transaction Details - cont'd Smucker assumes a $100mm NOL carryforward Transaction is subject to approval by Smucker and Multifoods shareholders Transaction expected to close in June, 2004

Multifoods Acquisition- synergies *Synergies $40 - 60mm expected over a 3-year period Efficiencies in combining the two companies Supply chain opportunities Leverage current selling, marketing & distribution network Smucker Brands IMC US Foodservice IMC Canadian Foods IMC US Consumer Operations Sales & Marketing Supply Chain Corporate/Admin. Synergies* JMS Infrastructure Allowing JMS to: 1) Reinvest in the new brands 3) Increase profile in the baking aisle 2) Improve margins 4) Reduce debt

Multifoods Acquisition Transaction Details - Debt Debt Balance (pro forma) Long-Term $135mm existing Smucker debt $200mm Multifoods notes $100mm new debt Short-Term $65-$90mm new bank debt Total $500 - $525mm debt upon close

Attention to detail Sense of urgency Right people in the right seats Empowerment (being responsible for everything around you) Keys to a Successful Acquisition Implementation and Execution

Keys to a Successful Acquisition Smooth transition with customers Timely integration Blending cultures - ("People" basic belief) Achieve synergies Invest in the brands

Multifoods Acquisition - Key Dates March 17th - HSR & Competition Canada filings March 31st - IMC expected to announce year-end earnings April 5th - Initial filing of S-4 with SEC expected June 17th - JMS expected to release year-end results June 2004 - JMS & IMC transaction expected to be closed

State of the Business Category Growth Fruit Spreads Category Smucker 2003 724062758 294765104 2004 738086400 317292900 Polaner Rolling 52 Week Ending February 22, 2004 Smucker Private Label Welch Polaner Other 43.3 22.5 14.1 5 15.1 +1.9% +7.1% Dollar Sales Market Share

Category Smucker 2003 968695050 378166920 2004 1019679000 417864000 Polaner Rolling 52 Week Ending February 22, 2004 Jif Smucker Natural Skippy Peter Pan Private Label Other 33.6 7.4 19.7 14.6 18.9 5.8 +5.0% +9.5% Dollar Sales Market Share State of the Business Category Growth - Peanut Butter *Smucker Total: 41.0% 20

Category Smucker 2003 943463430 191268795 2004 1044810000 229614400 Polaner Rolling 52 Week Ending February 22, 2004 Crisco Private Label Mazzola Other Wesson 22 35.4 12.8 13.2 16.6 +9.7% +16.7% Dollar Sales Market Share State of the Business Category Growth Oils 21

Net income for the first nine months of 2004 included charges of $8.8 million or $0.11 per share related to the Company's restructuring plan. Net income for the first nine months of 2003 included merger-related costs of $8.9 million or $0.11 per share. Financial Results Sales Operating Income Operating Margin Income E.P.S. ($ in Millions) $1,091.6 $982.7 11.0% $145.5 $126.0 15.4% 13.3% 12.8% 50bps $94.7 $78.6 20.5% $1.88 $1.67 12.6% YTD (1) 2004 Percent Change (1) YTD 2003

JMS Segment Sales & Profitability Retail Segment Special Markets Segment Special Markets Uncrustables Other 72 28 14.7 5.1 15.3 State of the Business JMS Segment Information Sales Profit Retail Segment Special Markets Segment Special Markets Uncrustables Other 83 17 14.7 5.1 15.3 11.9% 23.0%

FY 2004 Outlook Non-GAAP measures exclude restructuring costs of approximately $12 million or $0.15 per share Non-GAAP income and E.P.S. exclude one-time merger costs and restructuring charges of $13.0 million or $0.17 per share Revenues $1,430 $1,312 8%-9% Net Income $109 -111 $96 13%-16% E.P.S. $2.17-$2.22 $2.02 7%-10% Income (Non- GAAP) $116-$119 $104 12%-14% E.P.S. (Non-GAAP) $2.32-$2.37 $2.19 6%-8% ($ in Millions) FY 2004 FY 2003 Percent Change (2) (1) Note: Per the JMS 3Q conference call, we expect to slightly exceed the previous guidance on income and EPS ranges listed above.

Key Initiatives - Uncrustables Update Achieved national distribution in retail by the end of August 2003 Continued rollout of grilled cheese in foodservice and retail New plant in Scottsville, Kentucky to open in May 2004 Capacity constraints will be alleviated by "back to school" period 25

Key Initiatives - Restructuring Project Incur $18 million restructuring charge over 3-year period Close three production facilities Reduce number of SKU's by 1000 Consolidate Uncrustables into Scottsville facility $12 million to be incurred in 2004, approximately $3.5mm in 2005 On target to close facilities in the next 3-6 months Approximately 75% of SKUs eliminated On plan to startup facility in Scottsville in May 2004, with overlap of 3-6 months Plan Status Restructuring plan benefit estimated to be $10mm per annum Benefit

Other Current Issues Obesity - we support the GMA's position, and we continue to stay attuned to our consumers' needs Trans-fat - we are reviewing all of our products as it relates to this issue, we will consider 1) reformulation, 2) notification of trans-fat content in our products, and 3) the introduction of new products Electronic Commerce - we are taking the lead on EC technology implementation within the industry

Securities Law Legends The J. M. Smucker Company and International Multifoods Corp. will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000. Investors may obtain free copies of the documents filed with the SEC by International Multifoods Corp. by requesting them in writing from International Multifoods Corp., 110 Cheshire Lane, Minnetonka, Minnesota 55305-1060, Attention: Investor Relations, or by telephone at 952-594- 3385. 28

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company's shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company's proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement- prospectus when it becomes available. 29

The J. M. Smucker Company March 23, 2004